Searchlight Minerals Corp.

Related Party Transactions Policy

A. Introduction.

The Board of Directors of Searchlight Minerals Corp. (the “Company”), acting upon the recommendation of its Audit Committee (the “Committee”), has adopted the following policy (“Policy”) with regard to Related Party Transactions, as defined below.  Related Party Transactions, which are limited to those described in this Policy, shall be subject to the approval or ratification by the Committee or the Board of Directors in accordance with this Policy.

Our Code of Ethics, which applies to all employees and directors, provides that all conflicts of interest should be avoided.  Pursuant to Item 404 of Regulation S-K of the Securities and Exchange Commission (“SEC”), certain transactions between the issuer and certain related persons need to be disclosed in our filings with the SEC.  This Policy is intended to provide guidance and direction on Related Party Transactions.

B. Definition.

A “Related Party Transaction” is any transaction directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K.  Under Item 404(a), the Company is required to disclose any transaction occurring since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, involving the Company where the amount involved exceeds $120,000 (or the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years in the event the Company is a smaller reporting company as defined by Item 10(f) of Regulation S-K), and in which any Related Party had or will have a director or indirect material interest.  “Related Party Transaction” also includes any material amendment or modification to an existing Related Party Transaction.

For these purposes, a "Related Party" is:

1.	a director (which term when used herein includes any director nominee);

2.	an executive officer (which shall include at a minimum each vice president and Section 16 officer);

3.	a person known by the Company to be the beneficial owner of more than 5% of the Company’s common stock;

4.	an entity which is owned or controlled by someone listed in 1, 2 or 3 above, or an entity in which someone listed in 1, 2 or 3 above has a substantial ownership interest or control of such entity; or

5.	a person known by the Company to be an immediate family member of any of the foregoing.

“Immediate family member” means a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer, nominee for director or beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee for director or beneficial owner.

C. Identification of Potential Related Party Transactions.

Related Party Transactions will be brought to management’s and the Board’s attention in a number of ways.  Each of our directors and executive officers is instructed and periodically reminded to inform the Office of the Secretary of any potential Related Party Transactions.  In addition, such director and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential Related Party Transactions.

Any potential Related Party Transactions that are brought to our attention are analyzed by our legal department, or if none exists, our outside counsel, in consultation with management as appropriate, to determine whether the transaction or relationship does, in fact, constitute a Related Party Transaction requiring compliance with this Policy.

D.  Review and Approval of Related Party Transactions.

At each of its meetings, the Committee will be provided with the details of each new, existing or proposed Related Party Transaction, including the terms of the transaction, the business purpose of the transaction, and the benefits to the Company and to the relevant Related Party.  In determining whether to approve a Related Party Transaction, the Committee will consider, among other factors, the following factors to the extent relevant to the Related Party Transactions:

1.	whether the terms of the Related Party Transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a Related Party;

2.	whether there are business reasons for the Company to enter into the Related Party Transaction;

3.	whether the Related Party Transaction would impair the independence of an outside director;

4.
whether the Related Party Transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or Related Party, the direct or indirect nature of the director’s, executive officer’s or Related Party’s interest in the transaction and the ongoing nature of any proposed relationship; and

5.	any other factors the Committee deems relevant.

Any member of the Committee who has an interest in the transaction under discussion will abstain from voting on the approval of the Related Party Transaction, but may, if so requested by the Chairperson of the Committee, participate in some or all of the Committee’s discussions of the Related Party Transaction.  Upon completion of its review of the transaction, the Committee may determine to permit or to prohibit the Related Party Transaction.

A Related Party Transaction entered into without pre-approval of the Committee shall not be deemed to violate this Policy, or be invalid or unenforceable, so long as the transaction is brought to the Committee as promptly as reasonably practical after it is entered into or after it becomes reasonably apparent that the transaction is covered by this Policy.

Under this Policy, any “Related Party Transaction” shall be consummated or shall continue only if:

1.
the Audit Committee shall approve or ratify such transaction in accordance with the guidelines set forth in this Policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the Board of Directors; or

3.	if the transaction involves compensation, that such transaction is approved of by the Company’s Compensation Committee.

E. Corporate Opportunity.

The Board recognizes that situations exist where a material or significant opportunity may be presented to management or a member of the Board of Directors that may equally be available to the Company, either directly or via referral. Before such opportunity may be consummated by a Related Party (other than an otherwise unaffiliated 5% shareholder), such opportunity shall be presented to the Board of Directors of the Company for consideration.

F. Disclosure.

All Related Party Transactions are to be disclosed in the Company’s applicable filings as required by the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended, and related rules and regulations. Furthermore, all Related Party Transactions shall be disclosed to the Audit Committee of the Board and any material Related Party Transaction shall be disclosed to the full Board of Directors.

G. Other Agreements.

Management shall assure that all Related Party Transactions are approved in accordance with any requirements of the Company’s financing agreements.